Exhibit 99.92

NOT FOR DISTRIBUTION TO UNITED STATES NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

For Immediate Release	January 25, 2021

The Valens Company Announces CDN$35 Million Bought Deal Offering of
Units and Filing of Preliminary Base Shelf Prospectus

Kelowna, B.C., January 25, 2021 – The Valens Company Inc. (TSX: VLNS) (OTCQX: VLNCF) (the “Company,” “The Valens Company” or “Valens”), a leading manufacturer of cannabis derivative products, is pleased to announce that it has entered into an agreement with a syndicate of underwriters led by ATB Capital Markets Inc. (“ATB”) pursuant to which ATB has agreed to purchase from the Company and sell to the public 17,080,000 units (“Units”) of the Company at a price of CDN$2.05 per Unit for gross proceeds of CDN$35,014,000 (the “Offering”). In addition, the Company has granted the Underwriters an option, exercisable at the offering price for a period of 30 days following closing of the Offering, to purchase up to an additional 2,562,000 Units to cover over-allotments, if any, and for market stabilization purposes.

Each Unit is comprised of one common share (a “Common Share”) and one-half of a common share purchase warrant of the Company (each whole common share purchase warrant, a “Warrant”, and collectively with the Units and the Common Shares, the “Offered Securities”). Each Warrant will be exercisable to acquire one Common Share (a “Warrant Share”) for a period of three years following the Closing Date (as hereinafter defined) at an exercise price of CDN$2.55 per Warrant Share, subject to adjustment in certain events.

The Company plans to use net proceeds of the Offering for a portion of the cash component of the recently announced acquisition of LYF Food Technologies Inc., to pursue other strategic M&A and business expansion opportunities in Canada and international markets, working capital requirements and other general corporate purposes. The Offering is subject to certain conditions, including the receipt of all necessary regulatory approvals, including approval from Toronto Stock Exchange (the “TSX”). The Offering is expected to close on or about January 29, 2021 (the “Closing Date”).

The Company has filed a preliminary short form base shelf prospectus dated January 22, 2021 in each of the provinces of Canada, which will be used in connection with the Offering. The Offered Securities will be offered pursuant to a prospectus supplement (the “Prospectus Supplement”) to the final base shelf prospectus to be filed in each of the provinces of Canada (the “Base Prospectus”), and in the United States on a private placement basis to “qualified institutional buyers” pursuant to an exemption from the registration requirements of the United States Securities Act of 1933, as amended (the “U.S. Securities Act”).

The Base Prospectus, when final and effective, will provide the Company with the flexibility to take advantage of financing opportunities and favourable market conditions, and to offer, issue and sell, during the 25 month period that it remains effective (the “Effective Period”) Common Shares; senior and subordinated unsecured debt securities, including debt securities convertible or exchangeable into other securities of Valens; subscription receipts; warrants; and/or units comprised of one or more of such above-mentioned securities (collectively, the “Securities”) for up to an aggregate offering price of CDN$100,000,000, in one or more transactions during the Effective Period. The Company may also use the Base Prospectus in connection with an “at-the-market distribution” in accordance with applicable securities laws, which would permit securities to be sold on behalf of the Company through the TSX (or other existing trading markets) as further described in the applicable prospectus supplement. To date, no agreement has been entered into with respect to any “at-the-market distribution”.

The Valens Company
230 Carion Rd
Kelowna, BC V4V 2K5
T. +1.778.755.0052
www.thevalenscompany.com

If any Securities, in addition to the Offered Securities, are offered under the Base Prospectus, the terms of any such Securities and the intended use of the net proceeds resulting from such offering would be established at the time of any offering and would be described in a further prospectus supplement filed with the applicable Canadian securities regulatory authorities at the time of such offering, which would be made available by Valens on SEDAR at www.sedar.com.

No securities regulatory authority has either approved or disapproved the contents of this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, state or jurisdiction.

The Offered Securities have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Offered Securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Legal Advisors

Stikeman Elliot LLP acted as legal counsel to Valens on the Offering and Borden Ladner Gervais LLP acted as legal counsel to ATB on the Offering.

About The Valens Company

The Valens Company is a leading manufacturer of cannabis derivative products with a mission to bring the benefits of cannabis to the world. The Company provides proprietary cannabis processing services across five core technologies, in addition to best-in-class product development, formulation and manufacturing of cannabis consumer packaged goods. The Valens Company’s high-quality products are exclusively formulated for the medical, therapeutic, health and wellness, and recreational consumer segments, and are offered across numerous product formats, including oils, vapes, concentrates, edibles and topicals, as well as pre-rolls, with a focus on next-generation product development and innovation. Its breakthrough patented emulsification technology, SōRSE™ by Valens, converts cannabis oil into water-soluble emulsions for seamless integration into a variety of product formats, allowing for near-perfect dosing, stability, and taste. In partnership with brand houses, consumer packaged goods companies and licensed cannabis producers around the globe, the Company continues to grow its diverse product portfolio in alignment with evolving cannabis consumer preferences in key markets. Through its wholly owned subsidiary Valens Labs Ltd., the Company is setting the standard in cannabis testing and research and development with Canada’s only ISO17025 accredited analytical services lab, named The Centre of Excellence in Plant-Based Science by partner and scientific world leader Thermo Fisher Scientific. Discover more on The Valens Company and its subsidiaries at http://www.thevalenscompany.com.

For further information, please contact:

Jeff Fallows

The Valens Company

Investor Relations
ir@thevalenscompany.com
 1 647.956.8254

KCSA Strategic Communications
Phil Carlson / Elizabeth Barker
VLNS@kcsa.com

1 212.896.1233 / 1 212.896.1203

The Valens Company
230 Carion Rd
Kelowna, BC V4V 2K5
T. +1.778.755.0052
www.thevalenscompany.com

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Media

KCSA Strategic Communications
Anne Donohoe
adonohoe@kcsa.com

1 212.896.1265

Notice regarding Forward Looking Statements

All information included in this news release, including any information as to the future financial or operating performance and other statements of Valens that express management’s expectations or estimates of future performance, other than statements of historical fact, constitute forward-looking information or forward-looking statements within the meaning of applicable securities laws and are based on expectations, estimates and projections as of the date hereof. Forward-looking statements are included for the purpose of providing information about management’s current expectations and plans relating to the future. Wherever possible, words such as “plans”, “expects”, “scheduled”, “trends”, “indications”, “potential”, “estimates”, “predicts”, “anticipate”, “to establish”, “believe”, “intend”, “ability to”, or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, or are "likely" to be taken, occur or be achieved, or the negative of these words or other variations thereof, have been used to identify such forward-looking information. Specific forward-looking statements include, without limitation, all disclosure regarding future results of operations, economic conditions and anticipated courses of action. Investors and other parties are advised that there is not necessarily any correlation between the number of SKUs manufactured and shipped and revenue and profit, and undue reliance should not be placed on such information. This news release contains forward-looking statements pertaining to, among other things, the Company’s use of proceeds and expected Closing Date in respect of the Units issued pursuant to the Offering and any additional Securities issued under the Base Prospectus, if any.

The risks and uncertainties that may affect forward-looking statements include, among others, regulatory risk, United States border crossing and travel bans, reliance on licenses, expansion of facilities, competition, dependence on supply of cannabis and reliance on other key inputs, dependence on senior management and key personnel, general business risk and liability, regulation of the cannabis industry, change in laws, regulations and guidelines, compliance with laws, reliance on a single facility, limited operating history, vulnerability to rising energy costs, unfavourable publicity or consumer perception, product liability, risks related to intellectual property, product recalls, difficulties with forecasts, management of growth and litigation, many of which are beyond the control of The Valens Company. For a more comprehensive discussion of the risks faced by the Company, and which may cause the actual financial results, performance or achievements of the Company to be materially different from estimated future results, performance or achievements expressed or implied by forward-looking information or forward-looking statements, please refer to the Company’s latest Annual Information Form filed with Canadian securities regulatory authorities at www.sedar.com or on the Company’s website at www.thevalenscompany.com. The risks described in such Annual Information Form are hereby incorporated by reference herein. Although the forward-looking statements contained herein reflect management's current beliefs and reasonable assumptions based upon information available to management as of the date hereof, the Company cannot be certain that actual results will be consistent with such forward-looking information. The Company cautions you not to place undue reliance upon any such forward-looking statements. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law. Nothing herein should be construed as either an offer to sell or a solicitation to buy or sell securities of The Company.

The Valens Company
230 Carion Rd
Kelowna, BC V4V 2K5
T. +1.778.755.0052
www.thevalenscompany.com

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